Filed by Silver Crest Acquisition Corp
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: TH International Ltd
Commission File No. 333-259743

Tim Hortons targets aggressive growth in China even as Ottawa-Beijing relations remain delicate

The Globe and Mail

By Susan Krashinsky Robertson

Jan 24, 2022

At Tim Hortons stores in China, there is a logo that customers in Canada never see: the common short-form “Tims” written in white on a large, red Maple Leaf.

It’s an overt representation of the brand’s roots, at a delicate time to be promoting a Canadian brand in China. Tims launched in the country in February of 2019, just two months after Michael Kovrig and Michael Spavor were detained in China after the arrest in Vancouver of Huawei executive Meng Wanzhou. Even after Ms. Meng and the two Michaels were released last year, relations between the two countries remain strained.

But Tims China chairman Peter Yu believes this is no hindrance to the company’s aggressive plans for expansion in China, where Tims recently opened its 400th store.

“Keeping our heads down, and focusing on what we think of as how the world sees a Canadian passport – as opposed to how diplomats see the two Michaels – has been for us a key to our success,” Mr. Yu said in an interview. “We have, touch wood, not had any political headwinds at all. … Emphasis on the words ‘so far.’”

Tims China – a joint venture between Tim Hortons owner Restaurant Brands International and New York-based private-equity firm Cartesian Capital Group – has big plans for the market. Three years ago, the plan was to open roughly 1,500 locations within 10 years; since then, that target has nearly doubled over a shorter period of time, to 2,753 stores by 2026.

Cartesian, which is the majority shareholder in Tims China, also holds a minority stake in RBI-owned Burger King’s master franchisee in China, where the chain has more than 1,200 restaurants. The growth of Burger King was the “precedent” for the decision to take Tims to the market, Mr. Yu said. California-based venture capital company Sequoia Capital and Shenzhen, China-based Tencent Holdings Ltd. are also investors.

To fuel its growth, Tims China is hoping to close a deal in the first quarter of this year to go public on the Nasdaq through a merger with Silver Crest Acquisition Corp., a special-purpose acquisition company (SPAC). The deal will value the company at roughly US$1.69-billion.

The 400th location still places Tims well behind Starbucks, which has more than 5,500 stores in China. Tims is looking for an opening by positioning itself as a mid-priced brand.

“Right now, the market is somewhat segmented between premium boutique coffee houses and small chains, large premium chains like Starbucks, and chains that focus on aggressive pricing and value for money like K Coffee [KFC] and Luckin,” said Ben Cavender, managing director at China Market Research Group, adding that Tims “is in an interesting position in the market.”

To draw in customers, Tims China has introduced localized products, including mochi Timbits, made with rice rather than wheat flour; Sichuan beef wraps; and salted egg yolk-flavoured Timbits. The chain has been launching a new product, on average, every 14 days – many of them limited-time offers designed to promote trial of the brand.

The company has cultivated marketing partnerships with better-known brands. Through its relationship with Tencent, it has opened one location that functions as an e-sports venue and café; Tims has also played host to makeovers with MAC products and tea breaks in yoga studios with Lululemon.

It is also working to keep up with demand for delivery, which competitors such as Luckin Coffee have helped to entrench. Delivery now represents slightly more than one-third of Tims China’s sales, and digital orders (for either pickup or delivery) represent 72 per cent of total sales.

”The way I look at today’s Chinese consumer is, it’s not just the most rapidly growing business, it’s not just the largest market for consumer goods, it’s also the most demanding in the sense that it’s highly digitized, has very limited brand history, and has a very discerning population,” Mr. Yu said.

Coffee consumption is still relatively low in China; Canadians consume roughly 30 times more per capita. Mr. Yu believes there is room to grow. The chain had more than 20 per cent growth in same-store sales in the first nine months of 2021 (the company has not yet disclosed full-year results,) and has more than five million loyalty-club members.

As it expands, the company is focused around four geographic clusters – Beijing, Shanghai, Chengdu and Shenzhen – and plans to follow Burger King’s lead, by building density in concentrated markets, driving down the cost of marketing and distribution in a given area as store counts go up. Still, the chain’s presence is expanding, from roughly 20 cities in 2021 to a target of about 40 this year. Locations vary from larger stores with seating areas, to kiosk-type locations that are as small as 215 square feet.

“I think the question is going to be whether that translates into sales growth as right now, very few consumers know the brand or are preferentially choosing Tim Hortons over alternatives with which they have more affinity,” Mr. Cavender said.

The company is working on building that affinity, Mr. Yu said. Tims China received permission from RBI to design its alternative logo, with the short-form name that he said is “more fluent” for Chinese customers and a prominent Maple Leaf. Mr. Yu believes the Canadian imagery is an asset, and that most customers associate the country with “wholesome naturalness” and a welcoming mien.

“In my view, it’s a huge advantage to have that association,” he said.

Overview of the Transactions Contemplated by the Merger Agreement

THIL and Silver Crest Acquisition Corporation (“Silver Crest”), a publicly traded special purpose acquisition company, have signed a definitive agreement related to a proposed business combination that would result in THIL becoming a public company. As a result of the business combination, THIL will continue as the parent/public company and will retain the name “TH International Limited”. THIL intends to apply for listing of its ordinary shares on the NASDAQ Stock Market under the proposed symbol “THCH” to be effective at the consummation of the business combination.

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This communication does not contain all the information that should be considered concerning the proposed business combination. It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. In connection with the proposed business combination, THIL has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus with respect to the business combination. The definitive proxy statement/prospectus and other relevant documentation will be mailed to Silver Crest shareholders as of a record date to be established for purposes of voting on the business combination. Silver Crest shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about THIL, Silver Crest and the proposed transactions. Shareholders will also be able to obtain a copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus once they are available, without charge, at the SEC’s website at http://www.sec.gov or by directing a request to: Silver Crest Acquisition Corporation, Suite 3501, 35/F, Jardine House, 1 Connaught Place, Central, Hong Kong.

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